Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

July 24, 2018

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Samantha Brutlag

Re:	Infinity Core Alternative Fund (the “Registrant”)
(1933 Act Registration No. 333-217337)/(1940 Act Registration No. 811-22923)

Ladies and Gentlemen:

Enclosed is a request of the Registrant and its principal underwriter for acceleration of Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and of Amendment No. 12 to the Registrant’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended. Please contact me at (215) 988-2699 with any questions related to this request and to notify of the effectiveness of the Registration Statement. In my absence, please contact Joshua B. Deringer, Esq., at (215) 988-2959.

Sincerely,

/s/ Nancy P. O’Hara

Nancy P. O’Hara

Enclosure

Infinity Core Alternative Fund

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

July 24, 2018

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Infinity Core Alternative Fund (the “Fund”)

(1933 Act Registration No. 333-217337)/(1940 Act Registration No. 811-22923)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request that the effective date of the Fund’s registration statement on Form N-2 under the Securities Act, and Post-Effective Amendment No. 2 thereto, and Amendment No. 12 to the Fund’s registration statement on Form N-2 under the Investment Company Act of 1940, as amended, be accelerated to July 27, 2018, or as soon thereafter as is reasonably practicable.

Should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the filing effective, the Fund acknowledges that such action does not foreclose the Commission from taking any action with respect to the filing. The Fund further acknowledges that the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INFINITY CORE ALTERNATIVE FUND	FORESIDE FUND SERVICES, LLC

/s/ Michael Peck	/s/ Mark Fairbanks
Name: Michael Peck	Name: Mark Fairbanks
Title: President	Title: President